Exhibit 99.1

SYSWIN Inc. Announces Departure of Mr. Xuefei Zhang

February 10, 2012 - SYSWIN Inc. (NYSE: SYSW; “SYSWIN” or the “Company”), a leading provider of primary real estate services in China, announced today that, on February 10, 2012, the Company has accepted the resignation of Mr. Xuefei Zhang as a Director and Vice President of the Company on February 2, 2012. Mr. Zhang resigned from the Company for personal reasons. The day-to-day operations of the Company will continue as usual, and Mr. Zhang’s duties will be assumed by the management team of SYSWIN.